-------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         ----------------------------

                                SCHEDULE 13E-3
                       Rule 13E-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                         ----------------------------

                           RHONE-POULENC RORER INC.

                               (Name of Issuer)

                         ----------------------------

                           RHONE-POULENC RORER INC.
                               RP VEHICLE, INC.
                              RHONE-POULENC S.A.

                     (Name of Person(s) Filing Statement)

                         ----------------------------

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                         ----------------------------

                                  76242T 10 4
                     (CUSIP Number of Class of Securities)

                         ----------------------------

        Yves Brissy                                     Richard T. Collier
     Rhone-Poulenc S.A.                               Rhone-Poulenc Rorer Inc.
    25, quai Paul Doumer                                  500 Arcola Road
92408 Courbevoie Cedex, France                         Collegeville, PA 19426
     011-331-47-68-12-34                                  (610) 454-3862

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                         ----------------------------
                                With Copies to:
   Hubertus V. Sulkowski, Esq.                    Margaret L. Wolff, Esq.
       Shearman & Sterling              Skadden, Arps, Slate, Meagher & Flom LLP
  114, avenue des Champs-Elysees                    919 Third Avenue
       75008 Paris, France                         New York, NY 10022
       011-331-53-89-70-00                           (212) 735-3000

                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                              New York, New York
                                (212) 848-4000


         This statement is filed in connection with (check the appropriate box):
a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_] The filing of a registration statement under the Securities Act of 1933.
c.   [X] A tender offer.
d.   [_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                           CALCULATION OF FILING FEE

================================================================================
         Transaction Valuation                    Amount of Filing Fee
--------------------------------------------------------------------------------
            $4,846,433,601.00*                        $969,286.72**
================================================================================

* Calculated by multiplying $97, the per share tender offer price, by 49,963,233 the sum of the number of shares of Common Stock sought in the tender offer and the 4,439,111 shares of Common Stock subject to options which will be vested as of October 1, 1997.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $969,286.72 Filing Party:  Rhone-Poulenc, S.A.

     Form or Registration No.: Schedule 14D-1/Schedule 13D (Amendment No. 10) Date Filed: August 22, 1997.

--------------------------------------------------------------------------------

                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), (ii) RP Vehicle, Inc., a Pennsylvania corporation ("Merger Subsidiary") and (iii) Rhone-Poulenc Rorer Inc., a Pennsylvania corporation (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the issued and outstanding shares (the "Shares") of common stock, without par value, of the Company not already owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 1997
(the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Purchaser (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the
Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

     The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transactions, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Purchaser and Merger Subsidiary take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Purchaser and Merger Subsidiary was supplied by Purchaser and Merger Subsidiary. The Company takes no responsibility for the accuracy of such information.

                             CROSS REFERENCE SHEET


ITEM IN                                                                                        WHERE LOCATED IN
SCHEDULE 13E-3                                                                                   SCHEDULE 14D-1
--------------                                                                                   --------------
Item 1(a)...........................................................................................Item 1(a)
Item 1(b)...........................................................................................Item 1(b)
Item 1(c)...........................................................................................Item 1(c)
Item 1(d)...................................................................................................*
Item 1(e)...................................................................................................*
Item 1(f)...................................................................................................*
Item 2(a)...........................................................................................Item 2(a)
Item 2(b)...........................................................................................Item 2(b)
Item 2(c)...........................................................................................Item 2(c)
Item 2(d)...........................................................................................Item 2(d)
Item 2(e)...........................................................................................Item 2(e)
Item 2(f)...........................................................................................Item 2(f)
Item 2(g)...........................................................................................Item 2(g)
Item 3(a)..................................................................................Item 3(a) and 3(b)
Item 3(b)...........................................................................................Item 3(b)
Item 4   ...................................................................................................*
Item 5   ..............................................................................................Item 5
Item 6(a)...........................................................................................Item 4(a)
Item 6(b)...................................................................................................*
Item 6(c)...........................................................................................Item 4(b)
Item 6(d)...................................................................................................*
Item 7(a)..............................................................................................Item 5
Item 7(b)...................................................................................................*
Item 7(c)...................................................................................................*
Item 7(d)...................................................................................................*
Item 8   ...................................................................................................*
Item 9   ...................................................................................................*
Item 10(a)..........................................................................................Item 6(a)
Item 10(b)..................................................................................................*
Item 11  ..............................................................................................Item 7
Item 12(a)..................................................................................................*
Item 12(b)..................................................................................................*
Item 13  ...................................................................................................*
Item 14  ...................................................................................................*
Item 15(a)..................................................................................................*
Item 15(b).............................................................................................Item 8
Item 16  ..........................................................................................Item 10(f)
Item 17  .............................................................................................Item 11

*        The Item is located in the Schedule 13E-3 only.

ITEM 1.         Issuer and Class of Security Subject to the Transaction.

      (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

      (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 6. Price Range of Shares" is incorporated herein by reference.

      (e)       Not applicable.

      (f) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" are incorporated herein by reference.

ITEM 2.         Identity and Background.

      (a)-(d) and (g)   This Statement is being filed by Purchaser, Merger
Subsidiary and the Company. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference as to Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Merger Subsidiary and the Company, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Merger Subsidiary and the Company is set forth under "INTRODUCTION", "THE TENDER OFFER -- Section
7. Certain Information Concerning the Company", "THE TENDER OFFER -- Section
8. Certain Information Concerning Purchaser" and Schedule I of the Offer to Purchase and is incorporated herein by reference.

      (e)-(f) The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference with respect to Purchaser. During the last five years, neither Merger Subsidiary or Company, nor, to the best knowledge of Merger Subsidiary or Company, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.         Past Contacts, Transactions or Negotiations.

      (a)-(b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4.         Terms of The Transaction.

      (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date", "THE TENDER OFFER --
Section 2. Acceptance for Payment and Payment for Shares", "THE TENDER OFFER --Section 3. Procedures for Accepting the Offer and Tendering Shares", "THE TENDER OFFER --Section 4. Withdrawal Rights", "THE TENDER OFFER -- Section 10. Dividends and Distributions", "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer", "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" and "THE TENDER OFFER -- Section 15. Miscellaneous" is incorporated herein by reference.

      (b)       Not applicable.

ITEM 5.         Plans or Proposals of the Issuer or Affiliate.

      (a)-(e) The response to Item 5(a)-(e) of the Schedule 14D-1 is incorporated herein by reference.

      (f)-(g) The response to Item 5(f)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6.         Source and Amounts of Funds or Other Consideration.

      (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase in "THE TENDER OFFER -- Section 14. Fees and Expenses" is incorporated herein by reference.

      (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

      (d)       Not applicable.

ITEM 7.         Purpose(s), Alternatives, Reasons and Effects.

      (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" is incorporated herein by reference.

      (c)-(d) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "THE TENDER OFFER -- Section 5. Certain U.S. Federal and French Income Tax Consequences" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the Paris Bourse and Exchange Act Registration" is incorporated herein by reference.

ITEM 8.         Fairness of the Transaction.

      (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Position of Purchaser Regarding Fairness of the Offer and the Merger" and "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Purchaser for the Offer and the Merger" is incorporated herein by reference.

      (f)       Not applicable.

ITEM 9.         Reports, Opinions, Appraisals And Certain Negotiations.

      (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Goldman, Sachs & Co.", "SPECIAL FACTORS --

Position of Purchaser Regarding Fairness of the Offer and the Merger" and in
Schedule II is incorporated herein by reference.

ITEM 10.        Interest in Securities of the Issuer.

       (a) The response to Item 6(a) of the Schedule 14D-1 is incorporated herein by reference.

       (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

       The response to Item 7 of the Schedule 14D-1 and the information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" are incorporated herein by reference.

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger.

       (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference.

ITEM 13.        Other Provisions of the Offer and the Merger.

       (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Rights of Shareholders in the Offer and the Merger", "SPECIAL FACTORS--The Merger Agreement" and in Schedule III is incorporated herein by reference.

       (b)      Not applicable.

       (c)      Not applicable.

ITEM 14.        Financial Information.

       (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 7. Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements for the fiscal years ended December 31, 1995 and December 31, 1996, and the Company's unaudited financial statements for the period ended June 30, 1997, are attached to the Offer to Purchase as Schedules IV and V thereto, respectively.

       (b)      Not applicable.

ITEM 15.        Persons and Assets Employed, Retained or Utilized.

       (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Merger" and "THE TENDER OFFER -- Section 11. Effect of the Offer on the Market for the Shares, the NYSE, the Paris Bourse and Exchange Act Registration" is incorporated herein by reference.

        (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16.        Additional Information.

        The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17.        Material to Be Filed as Exhibits.

        (a)(1) Summary of Terms and Conditions (FF 2,500,000 Short Term Credit Facility) dated August 6, 1997 between Purchaser and *.+

        (a)(2) Summary of Terms and Conditions (FF 2,000,000,000 Short Term Credit Facility) dated August 1, 1997 between Purchaser and *.+

        (a)(3) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Loan Facility) dated August 6, 1997 between Purchaser and *.+

        (a)(4) Summary of Terms and Conditions (FF 1,500,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

        (a)(5) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

        (a)(6) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

        (a)(7) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.+

        (a)(8) Summary of Terms and Conditions (FF 750,000,000 Revolving Credit Facility) dated August 1, 1997 between Purchaser and *.+

        (a)(9) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated July 31, 1997 between Purchaser and *.+

        (a)(10) Summary of Terms and Conditions (USD 80,000,000 Five Year Bilateral Credit Facility) dated July 23, 1997 between Purchaser and *.+

        (a)(11) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 5, 1997 between Purchaser and *.+

        (a)(12) Summary of Terms and Conditions (FF 1,000,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

        (a)(13) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 4, 1997 between Purchaser and *.+

        (a)(14) Summary of Terms and Conditions (USD 150,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.+

        (a)(15) Summary of Terms and Conditions (FF 500,000,000 Revolving Credit Facility) dated August 7, 1997 between Purchaser and *.+

        (a)(16) Summary of Terms and Conditions (FF 4,000,000,000 Short Term Credit Facility) dated August 8, 1997 between Purchaser and *.+

        (a)(17) Summary of Terms and Conditions (FF 2,000,000,000 Revolving Credit Facility) undated between Purchaser and *.+

        (a)(18) Summary of Terms and Conditions (USD 850,000,000 Bridge Loan Facility) dated August 8, 1997 between Purchaser and *.+

        (b)(1) Opinion of Goldman, Sachs & Co. dated August 19, 1997 (attached as Schedule II to the Offer to Purchase).*

        (b)(2)  Presentation of Goldman, Sachs & Co. dated August 19, 1997.

        (c)(1)  Form of Stock Option Agreement.*

        (c)(2) Acquisition Agreement, dated as of March 12, 1990 between Purchaser and Rover Group Inc., predecessor in interest to the Company (incorporated by reference to the registration statement on Form F-4 of the Purchaser (Registration Number 33-35645)).

        (c)(3) Agreement and Plan of Merger, dated August 19, 1997 among Purchaser, Merger Subsidiary and the Company.*

        (d)(1)  Form of Offer to Purchase dated August 22, 1997.*

        (d)(2)  Form of Letter of Transmittal sent to holders of Shares.*

        (d)(3)  Form of Notice of Guaranteed Delivery.*

        (d)(4) Form of Letter from Morgan Stanley & Co. Incorporated and UBS Securities LLC to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

        (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

        (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

        (d)(7) Summary Advertisement as published in The Wall Street Journal on August 22, 1997.*

        (d)(8)  Press Release issued by Purchaser on August 20, 1997.*

      (d)(9) English translation of French-language Communique published in Les Echos and La Tribune on August 22, 1997.*

      (e) Sections 1930(a) and 1571-80 (Subchapter 15) of the Pennsylvania Business Corporation Law (attached as Schedule III to the Offer to Purchase).*

      (f)       Not applicable.


-----------------------

* Incorporated by reference to the Statement on Schedule 14D-1 filed by Purchaser on August 22, 1997.
+ Request for Confidential Treatment filed by Purchaser on August 22, 1997.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 1997

                                RHONE-POULENC S.A.

                                By:/s/ Jean-Rene Fourtou
                                   ----------------------------------
                                Name: Jean-Rene Fourtou
                                Title: Chairman and Chief Executive Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 1997

                                RP VEHICLE, INC.

                                By:/s/ Igor Landau
                                   -----------------------------------
                                Name:  Igor Landau
                                Title: President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 1997

                                RHONE-POULENC RORER INC.

                                By:/s/ Michel de Rosen
                                   -----------------------------------
                                Name:  Michel de Rosen
                                Title: Chairman and Chief Executive Officer


                                 EXHIBIT INDEX


Exhibit No.                        Description
-----------                        -----------
(a)(1)            Summary of Terms and Conditions (FF 2,500,000 Short Term
                  Credit Facility) dated August 6, 1997 between Purchaser and *.+

(a)(2)            Summary of Terms and Conditions (FF 2,000,000,000 Short Term
                  Credit Facility) dated August 1, 1997 between Purchaser and *.+

(a)(3)            Summary of Terms and Conditions (FF 1,500,000,000 Revolving
                  Credit Loan Facility) dated August 6, 1997 between Purchaser and *.+

(a)(4)            Summary of Terms and Conditions (FF 1,500,000,000 Revolving
                  Credit Facility) dated August 1, 1997 between Purchaser and *.+

(a)(5)            Summary of Terms and Conditions (FF 2,000,000,000 Revolving
                  Credit Facility) dated August 4, 1997 between Purchaser and *.+

(a)(6)            Summary of Terms and Conditions (FF 1,000,000,000 Revolving
                  Credit Facility) dated August 1, 1997 between Purchaser and *.+

(a)(7)            Summary of Terms and Conditions (FF 1,000,000,000 Revolving
                  Credit Facility) dated August 5, 1997 between Purchaser and *.+

(a)(8)            Summary of Terms and Conditions (FF 750,000,000 Revolving
                  Credit Facility) dated August 1, 1997 between Purchaser and *.+

(a)(9)            Summary of Terms and Conditions (FF 500,000,000 Revolving
                  Credit Facility) dated July 31, 1997 between Purchaser and *.+

(a)(10)           Summary of Terms and Conditions (USD 80,000,000 Five Year
                  Bilateral Credit Facility) dated July 23, 1997 between
                  Purchaser and *.+

(a)(11)           Summary of Terms and Conditions (FF 500,000,000 Revolving
                  Credit Facility) dated August 5, 1997 between Purchaser and *.+

(a)(12)           Summary of Terms and Conditions (FF 1,000,000,000 Revolving
                  Credit Facility) dated August 4, 1997 between Purchaser and *.+

(a)(13)           Summary of Terms and Conditions (FF 500,000,000 Revolving
                  Credit Facility) dated August 4, 1997 between Purchaser and *.+

(a)(14)           Summary of Terms and Conditions (USD 150,000,000 Revolving
                  Credit Facility) dated August 7, 1997 between Purchaser and *.+

(a)(15)           Summary of Terms and Conditions (FF 500,000,000 Revolving
                  Credit Facility) dated August 7, 1997 between Purchaser and *.+

(a)(16)           Summary of Terms and Conditions (FF 4,000,000,000 Short Term
                  Credit Facility) dated August 8, 1997 between Purchaser and *.+

(a)(17)           Summary of Terms and Conditions (FF 2,000,000,000 Revolving
                  Credit Facility) undated between Purchaser and *.+

(a)(18)           Summary of Terms and Conditions (USD 850,000,000 Bridge Loan
                  Facility) dated August 8, 1997 between Purchaser and *.+

(b)(1)            Opinion of Goldman, Sachs & Co. dated August 19, 1997
                  (attached as Schedule II to the Offer to Purchase).*

(b)(2)            Presentation of Goldman, Sachs & Co. dated August 19, 1997.

(c)               Agreement and Plan of Merger, dated August 19, 1997 among
                  Purchaser, Merger Subsidiary and the Company.*

(d)(1)            Form of Offer to Purchase dated August 22, 1997.*

(d)(2)            Form of Letter of Transmittal sent to holders of Shares.*

(d)(3)            Form of Notice of Guaranteed Delivery.*

(d)(4)            Form of Letter from Morgan Stanley & Co. Incorporated and
                  UBS Securities LLC to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Nominees.*

(d)(5)            Form of Letter from Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees to Clients.*

(d)(6)            Form of Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.*

(d)(7) Summary Advertisement as published in The Wall Street Journal on August 22, 1997.*

(d)(8)            Press Release issued by Purchaser on August 20, 1997.*

(d)(9) English translation of French-language Communique published in Les Echos and La Tribune on August 22, 1997.*
